EXHIBIT 1

FOR IMMEDIATE RELEASE	29 May 2012

WPP PLC (“WPP”)

KBM Group agrees to acquire a majority stake in digital data agency Predictys SAS in France

WPP announces that its wholly-owned operating network KBM Group, the global leader in knowledge-based marketing solutions, has agreed to acquire a majority stake in Predictys SAS in France (“Predictys”).

Founded in 2007 and headquartered in Grenoble, Predictys is a marketing company specialising in digital data and campaign technology. Predictys’ cooperative database includes information from 140 million opted-in consumers from among more than 25 co-op partners. The majority of Predictys’ clients are affiliation networks which use Predictys as a third party provider to supply their own clients with direct marketing services.

Predictys’ revenues for the year ended 31 December 2011 were EUR 3,360,685, with gross assets of EUR 3,090,853.

This investment continues WPP’s strategy of investing in fast-growing markets and sectors and strengthening its capabilities in digital media and technology. WPP’s digital revenues currently total around US$4.8 billion, representing over 30% of the Group’s total revenues of over U$16 billion. WPP has set a target of 35 - 40% of revenue derived from digital in the next five years. Collectively, WPP companies employ nearly 5,000 people in France (including associates) with revenues of approximately US$850 million. On this basis, France is WPP’s seventh largest market.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204